UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 0-18387
Cusip Number: N/A
(CHECK ONE): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR
For Period Ended: March 31, 2006
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I. REGISTRANT INFORMATION
PEGASUS AIRCRAFT PARTNERS II, L.P.
(Full Name of Registrant)
Former Name if Applicable: N/A
Four Embarcadero Center, 35th Floor, San Francisco, California       94111
(Address of Principal Executive Office, Street and Number)       (Zip Code)
PART II. RULES 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate) [ X ]
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribe due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     The Registrant is requesting an extension for the filing of the Quarterly Report on Form 10-Q for the period ended March 31, 2006 because the Company does not have all information necessary to complete the required reports by May 15, 2006. The Company will file the Quarterly Report on Form 10-Q for the period ended March 31, 2006 with completed financial statements on or before the extended due date of May 22, 2006.
PART IV. OTHER INFORMATION
(1)	The name and telephone number of the person to contact in regard to this notification is Paul J. Derenthal at (415) 981-4844.

(2)	Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify reports.

/ X / Yes / / No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

/ / Yes / X / No
The Registrant, Pegasus Aircraft Partners II, L.P., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2006	Pegasus Aircraft Partners II, L.P. (Registrant)
	By:	Air Transport Leasing, Inc.
Administrative General Partner

By:	/s/ CLIFFORD B. WATTLEY
Clifford B. Wattley
President, Director, Chief Financial and Accounting Officer